BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

April 1, 2025

BNY Mellon Variable Investment Fund

- Growth and Income Portfolio

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement – Growth and Income Portfolio

To Whom It May Concern:

Effective May 1, 2025, BNY Mellon Investment Adviser, Inc., intending to be legally bound, hereby confirms its agreement in respect of Growth and Income Portfolio (the "fund"), a series of BNY Mellon Variable Investment Fund (the "Trust"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser, Inc., has contractually agreed, until May 1, 2026, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of neither class of fund shares (excluding Rule 12b-1 fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .70%. On or after May 1, 2026, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNY Mellon Investment Adviser, Inc., to lower the net amounts shown and may only be terminated prior to May 1, 2026, in the event of termination of the Investment Advisory Agreement between BNY Mellon Investment Adviser, Inc. and the Trust on behalf of the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/James Windels
James Windels

Vice President and Director

Accepted and Agreed To:

BNY MELLON VARIABLE INVESTMENT FUND,

On behalf of Growth and Income Portfolio

By: /s/Amanda Quinn

Amanda Quinn

Assistant Secretary